Subsidiaries of the Registrant

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

    Medi-Mail, Inc.
Incorporated in Nevada

    Medi-Phar, Inc.           Medi-Claim, Inc.       Family Pharmaceuticals of America, Inc.
Incorporated in Nevada     Incorporated in Nevada       Incorporated in South Carolina

  Doing business as:         Doing business as:                Doing business as:
      Medi-Phar                 Medi-Claim                        Medi-Mail
     Medco Drugs                  Avesis
                                  Mednet


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